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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                          COPLEY PHARMACEUTICAL, INC.
          ___________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ___________________________________________________________
                         (Title of Class of Securities)

                                  21745K-10-1
               _________________________________________________
                                 (CUSIP Number)

Julie K. Chapin, Esq.                                  David A. Jenkins
Associate General Counsel                              President
Hoechst Corporation                                    Hoechst Corporation
30 Independence Boulevard                              86 Morris Avenue
P.O. Box 4915                                          Summit, NJ 07901
Warren, NJ 07060-4915
(908) 231-2689                                         (908) 231-4058
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 17, 1999
         _____________________________________________________________
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box       [ ].

Check the following box if a fee is being paid with this statement         [ ].
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CUSIP No.  2174445k-10-1                                                      2

_______________________________________________________________________________

1)   Name of Reporting Person and its                       Hoechst Corporation
     I.R.S. Identification Number                                    22-1862783
_______________________________________________________________________________

2)   Check the Appropriate Box if                                       (a) [ ]
     a Member of a Group                                                (b) [ ]
_______________________________________________________________________________

3)   SEC Use Only
_______________________________________________________________________________

4)   Source of Funds                                             Not applicable
_______________________________________________________________________________

5)   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                  [ ]
_______________________________________________________________________________

6)   Citizenship or Place of Organization                              Delaware
_______________________________________________________________________________

                    7)   Sole Voting Power                            9,934,100
Number of           ___________________________________________________________
Shares
Beneficially        8)   Shared Voting Power                                  0
Owned by            ___________________________________________________________
Each
Reporting           9)   Sole Dispositive Power                       9,934,100
Person With         ___________________________________________________________

                    10)  Shared Dispositive Power                             0
_______________________________________________________________________________

11)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                         9,934,100
_______________________________________________________________________________

12)  Check Box If the Aggregate Amount
     in Row (11) Excludes Certain Shares                                    [ ]
_______________________________________________________________________________

13)  Percent of Class Represented
     by Amount in Row (11)                                                52.9%
_______________________________________________________________________________

14)  Type of Reporting Person                                                CO
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     This Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Copley Pharmaceutical, Inc. (the "Issuer") is filed by Hoechst Corporation, a Delaware corporation ("Parent").

ITEM 2.   IDENTITY AND BACKGROUND
---------------------------------

     Hoechst Corporation
     Delaware
     Holding Company
     30 Independence Boulevard
     Warren, New Jersey 07059

     Effective May 17, 1999, HCCP Acquisition Corporation, a Delaware corporation ("Acquisition"), and the direct beneficial owner of the securities of the Issuer, merged with and into Parent pursuant to the provisions of Section 253 of the Delaware General Corporation Law. As a result of the merger, Acquisition ceased to exist and Parent became the direct beneficial owner of the securities of the Issuer.


ITEM 4.   PURPOSE OF TRANSACTION.
---------------------------------

     Item 4 is hereby amended to add the following:

     Parent continuously reviews its investments, including its investment in the Issuer, as set forth in Amendment No. 5 to this Statement on Schedule 13D. As part of this process Parent is continuing to evaluate divestiture options for its holdings of securities of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER
------------------------------------------

(a) The shares represent approximately 52.9 percent of the Issuer's common stock outstanding at April 27, 1999. Neither Parent nor any executive officer or director of Parent beneficially owns any other shares of Common Stock.

(b) Parent has the sole power to vote and the sole power to dispose of the Shares. Neither any executive officer nor director of Parent has any power to vote or to direct the vote or to dispose or to direct the disposition of, the Shares except to the extent that any such executive officer or director may be deemed to have any such power by reason of such person's relationship to or position with Parent.

(c) On May 17, 1999, Acquisition merged with and into Parent, as a result of which Acquisition ceased to exist and Parent is now the direct beneficial owner of the Shares.

(d)       None

(e)       Not applicable
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         HOECHST CORPORATION


                                         /c/ David A. Jenkins
                                         _____________________________
                                         By: David A. Jenkins
                                         President & General Counsel



Date: May 17, 1999